December 16, 2010

VIA EDGAR ELECTRONIC TRANSMISSION

AND FASCIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:    Pamela A. Long

Re:	Request for Acceleration of Effectiveness
Of Registration Statement on Form S-4
(Registration No. 333-170217) of Texas Industries, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Texas Industries, Inc., a Delaware corporation (the “Company”), on its own behalf and on behalf of each of Brookhollow Corporation, a Delaware corporation, Brook Hollow Properties, Inc., a Texas corporation, Brookhollow of Alexandria, Inc., a Louisiana corporation, Brookhollow of Virginia, Inc., a Virginia corporation, Creole Corporation, a Delaware corporation, Pacific Custom Materials, Inc., a California corporation, Riverside Cement Company, a California general partnership, Partin Limestone Products, Inc., a California corporation, Riverside Cement Holdings Company, a Delaware corporation, Southwestern Financial Corporation, a Texas corporation, Texas Industries Holdings, LLC, a Delaware limited liability company, Texas Industries Trust, a Delaware statutory trust, TXI Aviation, Inc., a Texas corporation, TXI California Inc., a Delaware corporation, TXI Cement Company, a Delaware corporation, TXI LLC, a Delaware limited liability company, TXI Operating Trust, a Delaware statutory trust, TXI Operations, LP, a Delaware limited partnership, TXI Power Company, a Texas corporation, TXI Riverside Inc., a Delaware corporation, and TXI Transportation Company, a Texas corporation, hereby requests that effectiveness of its Registration Statement on Form S-4, as amended (Registration No. 333-170217), be accelerated so that it will become effective as soon as practicable on Friday, December 17, 2010.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission

December 16, 2010

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Joe Dannenmaier of the law firm of Thompson & Knight L.L.P. (tel. 214-969-1373) of such effectiveness.

Very truly yours,

TEXAS INDUSTRIES, INC.

By:	/s/ Frederick G. Anderson
Name: Frederick G. Anderson,
Title: Vice President and General Counsel

cc:	Errol Sanderson
Joe Dannenmaier